27 May 2009
Mr Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington D.C. 20549
U.S.A.
Dear Mr Rosenberg
Pharmaxis Ltd
Form 20-F for the Year Ended 30 June 2008
File No. 000-51505
We refer to the comments of the staff of the Securities and Exchange Commission (“Staff”) in relation to the above filing that were contained in your letter dated 14 May 2009 and respond as follows. Please note that all of the references to page numbers in this letter are made with respect to the filed Form 20-F for the Year Ended 30 June 2008.
Government Regulation and Product Approval, page 24

Comment 1:
We note your response to comment 1. Your disclosure states that you have appointed an independent partner and you intend to establish an office in China to manage Asian sales and marketing partners. This disclosure may imply that you intend to sell products in China. Therefore, our comment is reissued. Please describe the regulatory system in China. If you do not intend to perform clinical trials on China, please disclose that you do not expect to obtain approval to sell your products in China and further explain your purpose in having an office in China. Similarly, disclose that Korea accepts an Australian approval as the basis for their approval.

Response: 1
We propose modifying the disclosure in our 2009 Form 20-F to include a discussion in relation to the Chinese regulatory system, noting that before any of our products may be sold in China we will need to comply with the requirements of the Chinese regulatory approval system. We will also provide an overview of the Chinese approval system. In addition we will identify the Asian countries, including Korea, that accept an Australian regulatory approval as the basis for their local regulatory approval.

Adoption of IFRS for Inclusion in U.S. Filings (Form 20-F), Page 136

Comment 2:
Please refer to your response to comment four. Since you did not apply IFRS (corrected from U.S. GAAP as advised) in your SEC filings in the previous year, we believe an audited reconciliation to U.S. GAAP should be included in your filing.

Pharmaxis Ltd	Unit 2, 10 Rodborough Road	T 02 9454 7200
ABN 75 082 811 630	Frenchs Forest NSW 2086	F 02 9451 3622
	Australia	www.pharmaxis.com.au

Response 2:
As of the date of the filing of our Form 20-F for the year ended June 30, 2008, there was no prescribed requirement to provide an audited reconciliation from U.S. GAAP to IFRS for the comparative period ended June 30, 2007. This is evidenced by the November 25, 2008 discussion of the alternate views as to whether the additional reconciliation disclosure should be included in Item 5 of Form 20-F or in the audited financial statements by International Practices Task Force (“IPTF”) on the first time adoption of IFRS by a FPI that previously used U.S. GAAP for its primary financial statements in its 20-F. The Task Force Highlights from that meeting were released in April of 2009 and only then did it become known that the Staff position was that any required additional disclosure should be audited. When our 2008 financial statements were filed, and when we responded to the Staff comment letter on March 27, 2009, the Staff position was not known.

If the Highlights of these discussions and the associated SEC Staff responses had existed prior to the filing of our Form 20-F the following statements would have been relevant (all following page references are to the minutes of the November 25, 2008 IPTF meeting) when we prepared our Form 20-F:
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Page 10 — “The Staff believes that additional disclosure between U.S. GAAP and IFRS would be necessary. The additional disclosure would be provided for equity as of the end of the most recent comparative period in the Form 20-F and of the profit and loss for the two most recent comparative periods then ended.”

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Page 6 — “The Staff believes that additional disclosure is necessary to provide US investors with information to help bridge from U.S. GAAP that had previously been reported in the Form 20-F to IFRS. At a minimum, the Staff would expect such disclosure to contain sufficient information to enable users to understand the material reconciling items between US GAAP and IFRS financial statements.”

Having considered the Staff’s views, we believe that Section 3.4 of our 2008 Form 20-F already discloses that there were no reconciling items (material or immaterial) between equity, or profit and loss, as determined under IFRS and US GAAP, respectively, for fiscal 2007 and 2006. The US GAAP amounts for equity and net loss were the same as reported in our audited 2007 financial statements included in the 2007 Form 20-F. Accordingly there are no reconciling items to report or audit even if the 2008 Form 20-F was revised to include Section 3.4 in an audited footnote. Our independent auditors, PricewaterhouseCoopers, concur with this view.
It is unduly onerous to require registrants to file amended audited financial statements on Form 20-F for subsequent developments in Staff positions of this nature, especially as there is no material disclosure to convey in such an amendment.
We acknowledge that, we are responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and we may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the foregoing adequately responds to your correspondence and questions. We would appreciate the Staff’s prompt response to this letter. Questions or comments regarding our responses should be directed to Elizabeth R. Hughes, Esq. at (703) 760-1649 or the undersigned.
Very truly yours,
David McGarvey
Chief Financial Officer/ Company Secretary

cc:	Elizabeth R. Hughes, Esq. Catherine Samsel, US Partner, PricewaterhouseCoopers LLP Mark Dow, Partner, PricewaterhouseCoopers

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